

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via E-mail</u>
Guilfred Colcol Casimiro
Monarchy Resources, Inc.
243 Teresa St Sta Mesa
Sampaloc, Manila, Philippines

> **Re: Monarchy Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **File No. 333-172825**

Dear Mr. Casimiro:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to our prior comment 5 from our letter dated April 11, 2011 and we reissue the comment. Please include your response in your registration statement.

<u>Cover Page of the Prospectus</u>

2. We note your response to our prior comment 8, but could not find the revisions in the filing. As such, we reissue the comment.

<u>Description of Shares to Be Registered</u>

3. We note your response to our prior comment 10 and we reissue the comment. Please provide a cohesive description of your securities that addresses all of the requirements of Regulation S-K, Item 202.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations,</u>
<u>page 24</u>

<u>Liquidity and Capital Resources, page 25</u>

4.   We note your response to our prior comment 20 and your disclosure that states, "These funds will be advanced to the Company prior to August 1, 2011." Please provide updated disclosure regarding any advancement of these funds.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: W. Scott Lawler (via e-mail)